UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Bar Harbor Bankshares
(Name of Issuer)

Common Stock
(Title of Class of Securities)

066849100
(CUSIP Number)

October 4, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Sandler O'Neill Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

193,791

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

193,791

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,791

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.13%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

SOAM Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

123,891

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

123,891

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,891

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.28%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Malta Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

4,800

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

4,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.13%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Malta Hedge Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

17,700

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

17,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.47%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Malta Hedge Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

101,391

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

101,391

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,391

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.68%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Malta Offshore, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

44,900

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

44,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,900

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.19%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

SOAM Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

25,000

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

25,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.66%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

1.	NAME OF REPORTING PERSON

Terry Maltese

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

193,791

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

193,791

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,791

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.13%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	066849100

Item 1.	(a).	Name of Issuer:

Bar Harbor Bankshares

Item 1.	(b).	Address of Issuer's Principal Executive Offices:

82 Main Street, PO Box 400, Bar Harbor, ME 04609

Item 2.	(a).	Name of Person Filing:

This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2.	(b).	Address or Principal Business Office:

The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2.	(c).	Citizenship:

Mr. Maltese is a U.S. Citizen.

Item 2.	(d).	Title of Class of Securities:

Common Stock

Item 2.	(e).	CUSIP No.:

066849100

Item 3.	If this statement is filed pursuant to Rules 13(d)-1(b), or 13d-2(c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) and (b)  Based upon an aggregate of 3,776,812 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on August 9, 2010:

(i)	MP beneficially owned 4,800 shares of Common Stock, constituting 0.13% of the shares outstanding.

(ii)	MHF beneficially owned 17,700 shares of Common Stock, constituting approximately 0.47% of the shares outstanding.

(iii)	MHFII beneficially owned 101,391 shares of Common Stock, constituting approximately 2.68% of the shares outstanding.

(iv)	MO beneficially owned 44,900 shares of Common Stock, constituting approximately 1.19% of the shares outstanding.

(v)	SCP beneficially owned 25,000 shares of Common Stock, constituting approximately 0.66% of the shares outstanding.

(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 4,800 shares owned by MP, the 17,700 shares owned by MHF, the 101,391 shares owned by MHFII, the 44,900 shares owned by MO, and the 25,000 shares owned by SCP, or an aggregate of 193,791 shares of Common Stock, constituting approximately 5.13% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, Holdings may be deemed to beneficially own the 4,800 shares owned by MP, the 17,700 shares owned by MHF, and the 101,391 shares owned by MHFII, or an aggregate of 123,891 shares of Common Stock, constituting approximately 3.28% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM and Ventures, Mr. Maltese may be deemed to beneficially own the 4,800 shares owned by MP, the 17,700 shares owned by MHF, the 101,391 shares owned by MHFII, the 44,900 shares owned by MO, and the 25,000 shares owned by SCP, or an aggregate of 193,791 shares of Common Stock, constituting approximately 5.13% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 193,791 shares of Common Stock, constituting approximately 5.13% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii)	Shared power to vote or to direct the vote:

	MP:	4,800	MO:	44,900	HOLDINGS:	123,891
	MHF:	17,700	SCP:	25,000	MR. MALTESE:	193,791
	MHFII:	101,391	SOAM:	193,791

(iii)	Sole power to dispose or to direct the disposition of:

	No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

MP:	4,800	MO:	44,900	HOLDINGS:	123,891
MHF:	17,700	SCP:	25,000	MR. MALTESE:	193,791
MHFII:	101,391	SOAM:	193,791

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of October 12, 2010.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O'Neill Asset	By:	SOAM Holdings, LLC,
	Management LLC		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
President

By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 12, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC,	By:	SOAM Holdings, LLC,
	the sole general partner		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O'Neill Asset	By:	SOAM Holdings, LLC,
	Management LLC		the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
President

By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

SK 27061 0001 1137425